August 26, 2014

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Mark P. Shuman

Branch Chief - Legal

Re:	Vista Holding Group, Corp.

Form 8-K

Filed August 18, 2014

File No. 333-184795

Dear Mr. Schuman:

Vista Holding Group, Corp. (the “Company”) hereby submits its response to a certain matter raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 21, 2014 (the “Comment Letter”) relating to Item 2.01(f) of the Current Report on Form 8-K (“Form 8-K”) referenced above.

The Company is hereby filing an amendment (the “Amended Form 8-K”) that addresses the matter raised in the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Comment No. 1. We note that immediately before the reported asset acquisition of the assets of Mr. Lopez’s vitamin business you were a shell company, as defined in Rule 12b-2 under the Exchange Act. As a result, it appears that you were required by Item 2.01(f) of Form 8-K to provide within four business days after completion of the transaction the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. Please refer to Section II.D.3 of SEC Release No. 33-8587, Item 2.01(f) of Form 8-K, and the CF Disclosure Guidance: Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, available at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic1.htm. We note your current report does not contain the pro forma financial statements and audited financial statements of the acquired business, as required by Items 2.01(f) and 9.01(c) of Form 8-K. Please promptly amend your Form 8-K to provide the required financial statements.

Response No. 1. As noted in the Financial Reporting Manual, “The determination of what constitutes a business for reporting purposes (e.g., S-X 3-05 and Item 2.01 of Form 8-K) is made by reference to the definition of ‘business’ in S-X 11-01(d).” The determination of what constitutes a business for accounting purposes (e.g., whether acquired net assets constitute a business for purposes of determining whether a business combination as defined in SFAS 141R [ASC-MG] has occurred) is made by reference to SFAS 141R paragraph 3d. It is possible for the determination to be different under the two requirements.

2010.2 A separate entity, subsidiary, division or possibly a separate product line – A “business” for purposes of S-X 3-05 is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business. A lesser component, such as a product line, also may be considered a business. In evaluating whether a lesser component is a business, S-X 11-01(d) requires registrants to consider the following:

•	Will the nature of the revenue producing activity generally remain the same?

•	Will the facilities, employee base, distribution system, sales force, customer base, operation rights, production techniques, or trade names remain after the acquisition?

With these items in mind, the Company has undertaken an evaluation of the assets which were acquired from the undersigned in exchange for shares of common stock. The Company has determined that the assets which were acquired in no way constitute a business which was acquired, nor do they constitute a separate product line. The assets which were acquired have never been in any type of organized entity. They have been developed by the undersigned using personal funds as time and funds permitted. There have been no revenue producing activities, no operations which to audit and no ability to present financial information which would be germane to an understanding of future operations.

The Company has considered all of the items noted by the SEC above and believes that the there is no need to amend the Form 8-K to present audited historical financial statements as there is no ability for the undersigned to create them and the assets which were acquired do not meet the definition of a business from either an accounting or reporting point of view.

The Company hereby acknowledges that:

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (866) 731-8882.

Very truly yours,

s/ Darren Lopez